IRON MOUNTAIN INCORPORATED
                               745 Atlantic Avenue
                                   10th Floor
                           Boston, Massachusetts 02111

                                                               September 5, 2001

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
Attn:  James Lopez

         Re: Post-Effective Amendment No. 1, filed on August 29, 2001, to Iron Mountain Incorporated Registration Statement on Form S-3 (File No. 333-54030)

Ladies and Gentlemen:

         Iron  Mountain   Incorporated  (the  "Company")  and  its  subsidiaries
signatory  to  the   above-mentioned   Post-Effective   Amendment   No.  1  (the
"Co-Registrants") hereby request consent to the withdrawal of the above-mentioned Post-Effective Amendment No. 1 to the Registration Statement on Form S-3 (the "Post-Effective Amendment") pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, effective upon the date of filing of this letter with the Securities and Exchange Commission. This request relates only to the Post-Effective Amendment and not to the underlying Registration
Statement,  as  previously  declared  effective by the  Securities  and Exchange
Commission. The Company and the Co-Registrants filed the Post-Effective Amendment to identify as co-registrants three additional subsidiaries (the "New Guarantors") that might guarantee debt securities issued under the Registration Statement. The New Guarantors were not obligated to issue guarantees and, at this point, the Company has determined that they will not issue guarantees under the Registration Statement. Accordingly, application is being made to withdraw the Post-Effective Amendment. We hereby confirm that no securities have been issued or sold under or pursuant to the Post-Effective Amendment.

         If you have any questions or comments or require further information or documentation, please do not hesitate to call the undersigned at (617) 535-4766 or William J. Curry, Esq., of Sullivan & Worcester LLP, outside counsel to the Company, at (617) 338-2976.


                                             Sincerely,


                                             /s/  John F. Kenny, Jr.
                                             John F. Kenny, Jr.
                                             Executive Vice President & Chief
                                             Financial Officer of Iron Mountain
                                             Incorporated and each of the
                                             Co-Registrants

cc:      William J. Curry, Esq.
         Robert Zuccaro, Esq.